EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	04/25/12
Item IDs	5.07
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	Form 8-K, CHCO Annual Meeting Voting Results 4 2012
GRAPHIC	**chcologo.jpg**
	CHCO logo
8-K	**submissionpdf.pdf**
	Printable copy, Form 8-K, CHCO Annual Meeting Voting Results 4 2012

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
April 25, 2012



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.07   **Submission of Matters to a Vote of Security Holders**

At the City Holding Company (the Corporation) Annual Meeting of Shareholders held on April 25, 2012, the shareholders approved the matters described in the Corporation's definitive proxy statement filed with the Securities and Exchange Commission on March 23, 2012. The Corporation's Board of Directors fixed the close of business on March 16, 2012, as the record date for the determination of shareholders entitled to notice and vote at the Annual Meeting. As of March 16, 2012, there were 14,787,984 issued and outstanding shares of Common Stock (exclusive of 3,725,298 shares held as treasury stock which were not voted). A total of 11,901,602 shares of common stock were voted at the annual meeting, either in person or by proxy. There were a total of 1,780,879 broker non-votes.

Following is a summary of the voting results for each matter presented to the shareholders:

1.   The election of three Class I Directors each for a three-year term expiring in 2015:

	For	**Withheld**	**Broker Non-Vote**
John R. Elliot	9,952,523	168,200	1,780,879
David W. Hambrick	9,992,000	128,723	1,780,879
James L. Rossi	9,989,312	131,411	1,780,879

2.   The ratification of Ernst & Young, LLP as the Corporation's independent registered public accounting firm for 2012:

For	**Against**	**Abstain**	**Broker Non-Vote**
11,805,846	62,575	33,181	0

3.   The approval of a non-binding advisory proposal on the compensation of the Named Executive Officers:

For	**Against**	**Abstain**	**Broker Non-Vote**
9,529,721	437,477	153,525	1,780,879

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>April 30, 2012</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

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